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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2003

SOFTCARE EC INC.

(Name of Registrant)

889 Harbourside Drive, #210, North Vancouver, British Columbia  V7P 3S1

Executive Offices

1.  Form 51 Quarterly Report, Parts A/B/C, for the Nine Months Ended February 28, 2003, dated April 28, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

      X     Schedule A

             Schedule B & C

(place X in appropriate category

ISSUER DETAILS

NAME OF ISSUER	SOFTCARE EC INC.
ISSUER'S ADDRESS	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUER’S TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS	info@softcare.com
WEB SITE ADDRESS	www.SoftCare.com <http://www.SoftCare.com/>
FOR QUARTER ENDED	February 28, 2003
DATE OF REPORT	April 28, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

April 28, 2003

Director

Date Signed

“ JOHN VERSFELT “

April 28, 2003

Chief Financial Officer

Date Signed

Interim Consolidated Financial Statements

SoftCare EC Inc.

(Expressed in Canadian Dollars)

 FEBRUARY 28, 2003 and 2002

SoftCare EC Inc.

Incorporated under the laws of British Columbia

INTERIM CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

	February 28	February 28	May 31
	2003	2002	2002
	$	$	$
ASSETS Current
Cash and cash equivalents	23,515	178,367	14,663
Accounts receivable, less allowance of $59,705 [note 3]	132,827	146,682	167,162
Short-term investment [note 4]	-	1,029,105	535,075
Prepaid expenses [note 5]	89,556	43,996	79,857
Total current assets	245,898	1,398,150	796,757
Capital assets [note 6]	144,755	243,711	172,255
Total assets	390,653	1,641,861	969,012
LIABILITIES AND SHAREHOLDERS' EQUITY Current
Bank indebtedness [note 7]	-	-	250,000
Accounts payable accrued liabilities [notes 8 and 15]	294,601	213,984	246,847
Notes payable [note 9 ]	50,000	-	-
Current portion of capital leases [note 10]	18,177	64,211	48,212
Current portion of subsidiary redeemable preferred shares [note 11]	20,000	30,000	30,000
Deferred revenue	114,742	83,098	114,494
Total current liabilities	497,520	391,293	689,553
Capital leases [note 10]	1,245	18,880	14,472
Subsidiary redeemable preferred shares [note 11]	-	20,000	12,500
Total liabilities	498,765	430,173	716,525
Commitments and contingencies [note13]
Shareholders' equity
Common stock [note 12]	16,565,438	15,986,038	16,240,438
Shares to be issued	14,500	-	13,500
Special Warrants	-	120,000	-
Additional paid-in capital	621,255	581,555	621,255
Deferred stock compensation	-	(19,250)	-
Bonus Plan [note 12]	(990,957)	(990,957)	(990,957)
Deficit	(16,318,348)	(14,465,698)	(15,631,749)
Total shareholders' equity	(108,112)	1,211,688	252,487
Total liabilities and shareholders' equity	390,653	1,614,861	969,012

On behalf of the Board: “ Martyn Armstrong “ “ John Versfelt” Martyn Armstrong, Director John Versfelt, Chief Financial Officer

See accompanying notes

SoftCare EC Inc.

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in Canadian Dollars)

Revenue	Three Months Ended February 28 2003 $	Three Months Ended February 28 2002 $	Nine Months Ended February 28 2003 $	Nine Months Ended February 28 2002 $
Software sales	93,496	58,000	218,925	233,533
Consulting services	7,859	30,657	40,957	122,049
Training services	2,282	-	2,282	10,000
Maintenance fees	67.064	42,605	160,943	147,804
Total revenues	170,701	131,262	423,107	513,386
Expenses
Salaries and wages	131,232	342,927	533,647	1,230,901
Stock based compensation [notes 12]	1,000	-	1,000	12,250
Selling expenses	1,610	7,984	10,109	47,751
General and administrative expenses [notes 13,15]	94,880	494,757	510,222	1,303,122
Depreciation and amortization	11,537	28,314	35,173	83,784
Total expenses	240,259	873,982	1,090,151	2,677,808
Operating (loss) for the period	(69,558)	(742,720)	(667,044)	(2,164,422)
Other income (expense)
Interest income	-	13,778	4,956	56,996
Total other income (expense)	-	13,778	4,956	56,996
Loss for the period	(69,558)	(728,942)	(662,088)	(2,107,426)
Basic and diluted (loss) per share [note 2]	(0.003)	(0.04)	(0.029)	(0.12)

See accompanying notes

SoftCare EC Inc.

INTERIM CONSOLIDATED STATEMENTS OF

SHAREHOLDERS' EQUITY (DEFICIT)

(Expressed in Canadian Dollars)

Three Months Ended February 28, 2003

	Common Stock and Shares to be Issued		Additional Paid-in Capital	Unearned Stock Bonus Plan	Deficit	Total Shareholders' Equity (deficit)
	Shares #	Amount $	$	$	$	$
Balance, May 31, 2001	16,989,728	15,710,538	550,055	(990,957)	(12,358,272)	3,011,364
Share Issued on exercise of special Warrants[note 12]	138,889	100,000
Stock based compensation [note 12]			71,200			71,200
Shares issued on exercise of Special Warrants	1,000,000	120,000				120,000
Units issued in private placement	650,000	175,500				175,500
Shares issued on exercise of Share Purchase Warrants	15,000	2,400				2,400
Shares to be issued for employees terminated (note 12d)	90,000	13,500				13,500
Units issued in private placement [note 12]	1,200,000	132,000				132,000
Loss for the year					(3,273,477)	(3,273,477)
Balance, May 31, 2002	20,083,617	16,253,938	621,255	(990,957)	(15,631,749)	252,487
Units issued in private placement	3,250,000	325,000	-	-	-	325,000
Loss for the three months ended August 31, 2002	-	-	-	-	(414,450)	(414,450)
Balance, August 31, 2002	23,333,617	16,578,938	621,255	(990,957)	(16,046,199)	163,037
Shares to be issued for employees terminated (note 12d)	10,000	1,000	-	-	-	1,000
Loss for the three months ended, November 30, 2002	-	-	-	-	(178,079)	(178,079)
Balance, November 30, 2002	23,343,617	16,579,938	621,255	(990,957)	(16,224,278)	(14,042)
Prior year earnings adjustment (note 18)					(24,512)	(24,512)
Loss for the three months ended, February 28, 2003		-	-	-	(69,558)	(69,558)
Balance, February 28, 2003	23,343,617	16,579,938	621,255	(990,957)	(16,318,348)	(108,112)

See accompanying notes

 SoftCare EC Inc.

INTERIM CONSOLIDATED STATEMENTS OF

CASH FLOWS

(Expressed in Canadian Dollars)

	Three Months Ended February 28 2003 $	Three Months Ended February 28 2002 $	Nine Months Ended February 28 2003 $	Nine Months Ended February 28 2002 $
OPERATING ACTIVITIES
Loss for the Period	(69,558)	(728,942)	(662,088)	(2,107,426)
Items not affecting cash: Depreciation and amortization	11,537	28,314	35,173	83,784
Stock based compensation	-	-	1,000	12,250
Changes in non-cash working capital: Accounts receivable	15,966	31,454	34,334	(25,088)
Prepaid expenses and other	4,625	(9,396)	35,861	44,673
Accounts payable and accrued liabilities	59,292	(63,693)	76,830	(61,113)
Deferred revenue	(3,007)	(4,185)	248	(28,966)
Prior period earnings adjustments (Note 18)	(24,512)	-	(24,512)	-
Cash (used in) operating activities	(5,657)	(746,448)	(503,154)	(2,081,866)
INVESTING ACTIVITIES
Purchase of Capital Assets	-	(5,513)	(8,034)	(16,172)
Sale (purchase) of short-term investments	-	146,167	535,075	(1,029,105)
Cash provided by (used in) investing activities	-	140,654	527,041	(1,045,277)
FINANCING ACTIVITIES
Redemption of subsidiary Class A Preference Shares	(7,500)	(7,500)	(10,000)	(22,500)
Increase (decrease) in bank indebtedness	-	-	(250,000)	-
Increase in (repayment of) obligations under capital leases	(10,808)	(20,309)	(30,035)	(67,270)
Common stock issued on exercise of Agents Warrants	-	175,500	-	275,500
Increase in Notes Payable	-	-	(50,000)	-
Proceeds from units issued in private placement	-	-	325,000	20,000
Cash provided by (used in) financing activities	(18,308)	147,691	(15,035)	205,730
Increase (Decrease) in cash and cash equivalents	(23,965)	(458,103)	8,852	(2,921,433)
Cash and cash equivalents, beginning of period	47,480	636,470	14,663	3,099,800
Cash and cash equivalents, end of period	23,515	178,367	23,515	178,367
Supplemental disclosure Interest paid	2,079	4,079	14,376	14,000

See accompanying notes

SoftCare EC Inc.

Notes to Financial Statements

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

SoftCare EC Inc., (the" Company") was incorporated pursuant to the Company Act of the Province of British Columbia on March 30, 1981.

The Company and its subsidiary companies develop and market Electronic Data Interchange ("EDI") software primarily to retailers, financial and public institutions, utility companies, pharmaceutical companies and wholesalers across Canada and the United States.  The Company and its subsidiary companies also develop and market e-commerce software, providing software through internet portals and by licenses, as well as providing consulting and support services to both domestic and international markets.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a loss of  $69,558 for the three months ended February 28, 2003 [2002 - $728,942], and has a deficit of $16,318,348 as at February 28, 2003  [2002 - $14,465,698], which has been funded primarily by the issuance of equity.

The Company's continuation as a going concern is uncertain and is dependent upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity.

The Company's ability to achieve profitability and positive cash flows from operations will depend upon numerous factors. These factors include its ability to attract strategic corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development program and its ability to protect its proprietary rights over product names and trademarks. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2.  SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been expressed in Canadian dollars and in accordance with Canadian generally accepted accounting principles.  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 19.  The following is a summary of the significant accounting policies used in the preparation of these consolidated financial statements:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, SoftCare EC Solutions Inc. (a Canadian company), (formerly SoftCare Electronic Commerce Inc.) ("Solutions"), and Solution's wholly owned subsidiaries, SCC Holdings Ltd. (a Canadian company), SCEC Holdings Ltd. (a Canadian company) and SoftCare Electronic Commerce (U.S.A.) Inc. (a Washington corporation). All significant inter-company balances and transactions have been eliminated on consolidation.

SoftCare EC Inc.

Notes to Financial Statements

(note 2 continued)

Translation of foreign currencies

The Company follows the temporal method of accounting for the translation of integrated foreign subsidiary operations.  Monetary assets and liabilities of foreign subsidiaries denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Other balance sheet items are translated at exchange rates in effect when the assets are acquired or obligations incurred.  Revenue and expense items are translated at the average rate of exchange for the period.  Foreign exchange gains and losses resulting from these translations are reflected in the consolidated statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates market value.

Short-term investments

Short-term investments are available for sale securities and are carried at market value.  Short-term investments consist of investments in term note, with financial institutions with an original maturity of more than three months.

Leases

Leases are classified as either capital or operating leases.  Leases that transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases.  Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Capital assets

Capital assets are stated at cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a declining balance method, after taking into account their estimated residual values, at the following annual rates:

Computer and testing equipment

30%

Computer software

100%

Office equipment

20%

Office furniture

20%

Display booths

30%

Leasehold improvements

Lesser of the term of the lease

or the remaining estimated

useful life of the asset

Computer and office equipment acquired under capital leases are amortized on a straight-line basis over the lesser of the term of the lease or the remaining estimated economic life of approximately three to five years.

SoftCare EC Inc.

Notes to Financial Statements

Note 2 (continued)

Software development costs

Software development costs are charged to expense as incurred unless the development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization.  The Company has not deferred any software development costs to date.

Impairment of long-lived assets

The Company monitors the recoverability of long-lived asset, including capital assets and goodwill, based upon estimates using factors such as future asset utilization, business climate and future non-discounted cash flows expected to result from the use of the related assets or to be realized on sale.  The Company's policy is to write down assets to their net recoverable amount using undiscounted cash flows, in the period when it is likely that the carrying amount of the asset will not be recovered.

Revenue recognition

A software supply arrangement entered into by the Company may encompass multiple elements, including software sales, consulting services, training services and maintenance fees.  The total fee for a multiple element arrangement is allocated to each element based upon objective evidence of the fair value of each element.  Fair value is established through the Company's policy to charge to customers the same price as when the element is sold separately.  Revenue from sales made to re-sellers is recognized after the third-party sale occurs and the revenue is determinable.  Consulting services offered by the Company are not considered essential to the functionality of the software arrangement.  As a result, consulting and training services revenues are recognized as the work is performed.  Maintenance contract revenue is deferred and recognized over the respective contract periods.  Revenue from direct software sales is recognized when the product has been delivered, as no significant obligations remain, fees are fixed and determinable, collectable, and persuasive evidence of an arrangement exists.  If software sales are contingent upon successful installation and subsequent customer acceptance, the revenue and work in progress costs are deferred until customer acceptance is achieved.

Income taxes

The Company utilizes the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock based compensation

The Company has granted stock options, which are described in note 14.  The Company measures compensation cost based on the intrinsic value of the award at the date of grant, and recognizes that cost over the vesting period.  Any consideration paid by the option holders on the exercise of stock options is credited to common stock.

SoftCare EC Inc.

Notes to Financial Statements

Note 2 (continued)

Employee Stock Bonus Plan

Equity instruments contributed to the Employee Stock Bonus Plan (the "Plan") by the Company are recorded at their estimated fair value at the date of their contribution and are recorded as a credit in shareholders' equity. A contra equity account is recognized until allocations to participants are made and compensation expense is recognized.

Compensation expense is measured based on the intrinsic value of the award at the date of grant and recognizes that cost in the period when it is likely that performance criteria will be met and/or the equity instruments allocated to participants will be released.

Income (loss) per share

Three Months Ended February 28,

2003

2002

Numerator

Loss for the period

$       69,558

$     728,942

Denominator

Weighted average number of common shares outstanding

23,343,617

17,778,618

Less: Employee Stock Bonus Plan Shares

      774,200

      774,200

Basic loss per common share

        (0.003)

          (0.04)

Fully Diluted Loss per common share

       (0.002)

         (0.03)

Loss per common share for the periods ended February 28, 2003 and 2002 is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period, excluding shares held by the SoftCare Employee Stock Bonus Plan Trust ("SESB Trust"). Diluted income (loss) per share reflects the potential dilution of securities that could result from the exercise of options and warrants.

Financial instruments

The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity.  The fair value of short-term investments has been determined based on quoted market prices.   The carrying value of capital lease obligations approximates fair value as the effective interest rate on these instruments approximate current market rates.  The carrying value of subsidiary redeemable Class A preference shares approximates fair value based on discounted cash flows.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements.  Actual results could differ from these estimates.

SoftCare EC Inc.

Notes to Financial Statements

3. CREDIT AND EXCHANGE RATE RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations.  The Company's operations are in the field of supplying electronic commerce computer software licenses and support services to domestic and international markets.  Many of its customers are outside of Canada and therefore a significant percentage of its revenues may be derived from, and may be paid in, U.S. dollars [note 18].  The Company has not entered into contracts for foreign exchange hedges.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

As at February 28, 2003 five [2002 - five] customers represented 80% (2002 - 83%) of the accounts receivable balance.

For the period ended February 28, 2003 eight [2002 - four] customers represented 100% [2002 - 100%] of sales.

4.  SHORT-TERM INVESTMENTS

As at February 28, 2003 the Company had no short-term investments.  As at February 28, 2002, the Company had money market instruments that had a market value of $1,029,105.

5.  PREPAID EXPENSES AND OTHER

The Company's prepaid expenses and other consist of the following at February 28:

2003
$

Rent deposit	48,855
Software	26,350
Lease, inventory and insurance	14,351
89,556

6.  CAPITAL ASSETS

As at February 28, 2003	Cost $	Accumulated depreciation $	Net book Value $

Computer and testing equipment	401,681	351,566	50,115
Computer software	174,713	172,691	2,022
Office equipment	42,808	23,971	18,837
Office furniture	131,510	61,991	69,519
Display booths	25,063	20,801	4,262
	775,775	631,020	144,755

SoftCare EC Inc.

Notes to Financial Statements

Note 6 (continued)

Capital assets include computer and office equipment under capital leases having a cost of $333,165 [2002 - $333,165] and accumulated amortization of $235,312 [2002 - $202,243].

7.  BANK INDEBTEDNESS

Subsequent to May 31, 2002 the Company terminated the operating line of credit with a Canadian chartered bank.

8.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company's accounts payable and accrued liabilities consist of the following at February 28:

2003
$

Accounts payable	131,890
Accrued professional fees	86,406
Accrued vacation	76,305
294,601

9.    NOTES PAYABLE

Two $25,000 notes were issued on November 5, 2002 with interest of 10% accrued annually and due on demand.

10.  OBLIGATIONS UNDER CAPITAL LEASES

The Company leases certain of its computer and office equipment under capital leases. The future minimum lease payments required under capital leases expiring May 2004 are as follows:

$
2003	20,042
2004	2,564
22,606
Less: amount representing interest	(3,184)
Present value of minimum lease payments	19,422
Less: current portion	(18,177)
Long term obligations under capital leases	1,245

SoftCare EC Inc.

Notes to Financial Statements

11.  SUBSIDIARY REDEEMABLE CLASS A PREFERENCE SHARES

 Subsidiary redeemable Class A preference non-voting shares, par value $1.00 per share.

Solutions has outstanding redeemable Class A preference shares as follows:

Subsidiary

redeemable Class A

preference shares

Amount

#

$

Balance, May 31, 2001

            72,500

     72,500

Redemption of shares for cash

         (30,000)

  (30,000)

Balance, May 31, 2002

            42,500

     42,500

Redemption of shares for cash

           (22,500)

    (22,500)

Redeemable Class A preference shares

             20,000

     20,000

Under an agreement between Solutions and one of its shareholders, Solutions agreed to issue 225,000 Redeemable Class A preference shares to the shareholder in exchange for 665 common shares in Solutions.  The subsidiary redeemable Class A preference shares are unconditionally redeemable based upon the Company's gross quarterly sales at a redemption price of $1.00 per share.  The Company has the option of accelerating the redemption of these shares at a redemption price of $1.00 per share.  In the event the Company is unable to redeem the shares for cash, the Company is required to settle this obligation with common shares of its subsidiary, Solutions.  Common shares of the subsidiary are to be issued at a ratio equal to the proportion of the capital of Solutions that such preference shares represented when they were created.

The holder of the subsidiary redeemable Class A preference shares is entitled to cumulative dividends calculated at the bank prime rate.  The bank prime rate at February 2003 was 4.75% [2002-3.75%].  The cumulative dividends have been recorded as interest expense in the consolidated statements of operations.

12.  COMMON STOCK

[a] Authorized

100,000,000 [2001 - 100,000,000] Common voting shares without par value.

[b] Issued

23,243,617 [2002 - 17,778,617) Common voting shares without par value

[1]

On May 16, 2002 the Company issued 1,200,000 units to the president of the Company, for gross cash proceeds of $132,000 pursuant to a non-brokered private placement. No costs were incurred to effect this private placement.

Each unit consists of one common share and one Share Purchase Warrant. Each Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.13 and is exercisable, at any time, over the two years from the closing date of the financing to May 16, 2004, at which time the Share Purchase Warrant will expire. Each common share issued was subject to a hold period and could not be traded until September 16, 2002.

SoftCare EC Inc.

Notes to Financial Statements

Note 12 (continued)

[2]

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing.  Each common share issued is subject to a hold period and could not be traded until November 26, 2002.

As at February 28, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Weighted Average remaining contractual life Years	Options vested and exercisable #
0.41	40,000	4.12	40,000
0.40	1,073,108	2.12	977,703
0.35	85,000	4.05	-
0.16	275,000	3.88	275,000
0.15	40,000	4.43	40,000
0.13	190,000	4.51	190,000
0.10	350,000	3.85	350,000
	2,053,108		1,872,703

A summary of the changes in stock options for the period ended is presented below:

Number of

Weighted Average

shares

exercise price

#

$

Balance May 31, 2001

2,075,339

1.21

1,130,000 options re-priced

(0.68)

Granted

1,286,000

0.19

Expired or cancelled

    (423,063)

          0.53

Balance, May 31, 2002

2,938,276

0.38

Granted

190,000

0.15

Expired or cancelled

  (1,075,168)

          0.52

Balance, February 28, 2003

     2,053,108

          0.28

On October 19, 2000, the board of directors approved a comprehensive Stock Option Plan ("the plan"). On November 10, 2000 the plan was approved at the annual shareholders meeting. Subsequently, the Canadian Venture Exchange accepted the plan. The plan incorporated the various limitations and restrictions required by the Canadian Venture Exchange at the time of acceptance. Most significantly the total number of shares that may be optioned under the plan is restricted to 20% of the issued and outstanding common shares of the Company. All options previously granted by the Company were incorporated into the plan.

At February 28, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

   650,000

$0.35

January 7, 2004

1,200,000

$0.13

May 16, 2004

1,625,000

$0.12

July 26,2003

3,250,000

$0.12

September 9, 2003

6,725,000

SoftCare EC Inc.

Notes to Financial Statements

Note 12 (continued)

[c]

Employee Stock Bonus Plan

On April 15, 1999, the Company established the SESB trust in order to create a non-leveraged Employee Stock Bonus Plan whose members are directors, officers, consultants and employees who have completed six months or more service with the Company. Upon the reverse takeover, the SESB trust exchanged its common shares in Solutions for 1,000,000 common shares of the Company.

Under the terms of the Plan, common shares held by the SESB trust will be allocated to participants when annual revenue targets are met or exceeded.  However, the Company's Board of Directors has the discretion to allocate shares even if the targets are not achieved if it is in the best interest of the Company.  Common shares allocated will vest irrevocably for participants in the Plan when revenue targets are achieved or the directors otherwise resolve that they are vested.

Upon the termination of an employee, shares that are not vested will be returned to the plan.  Any shares placed in escrow shall be subject to mandatory repurchase by the Company at a price of US$0.01 per share should the participant terminate.  Five years after establishment of the Plan, there shall be an exchange of allocated but unvested shares granted under the Plan and remaining in escrow for a new class of redeemable non-voting preferred shares.  Each common share will be exchanged for one new preferred share.

During the year ended May 31, 2002, no shares [2001 - 225,800 shares; 2000 - Nil] were allocated or released to employees, under the plan. All shares allocated to employees have either been released to employees or returned to the SESB trust as a result of employee resignations during the year. The balance of shares held in the plan as at February 28, 2003 is 774,200 [2002 - 774,200] and of this balance none have been allocated for future release.

No compensation expense has been recognized in the statement of operations for the year-ended May 31, 2002 in respect of the SESB Trust [2001 - $289,018; 2000 - $Nil]. Compensation expense is recorded at fair value of the shares once shares have been committed to be released.  At February 28, 2003, the fair value of the unallocated common shares based on quoted market sources was $7,742 [2002 - $270,970].

[d]

Shares to be Issued

As a result of various employee terminations during the year ended May 31, 2002 and the period ended February 28, 2003, the Company is obliged to issue 100,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

SoftCare EC Inc.

Notes to Financial Statements

13.  COMMITMENTS AND CONTINGENCIES

The Company leases its premises and certain automobiles under operating leases expiring through 2009.  The approximate future minimum lease commitments under operating lease agreements for the next seven fiscal years ending May 31 are as follows:

Fiscal

$

2003

259,412

2004

137,000

2005

140,500

2006

133,000

2007

139,500

2008

140,000

2009

    11,700

  967,700

Rent expense for the three months ended February 28, 2003 is $6,588 [2002 - $64,833] and for the nine months ended February 28, 2003 amounted to  $31,056 [2002 - $194,500].

On July 1, 2002 the Company relocated its leasehold property and additional lease commitments were incurred totaling $724,700. The Company entered into a six-year lease that expires on June 30, 2008. The lease provides for a rent-free period that expired January 31, 2003.

The Company is involved from time to time in routine litigation incidental to the conduct of its business. The Company is involved in two litigations where the claimants are claiming amounts of less than $25,000 each. Management intends to defend these claims vigorously. The outcome of these matters cannot be predicted at this time with certainty. Accordingly, no amounts with respect to these claims had been recorded during the period ended February 28, 2003.

During the year end May 31, 2002 and the period ended August 31, 2002, the Company dismissed a number of employees. In respect to these employee terminations, the Company has an obligation to issue an aggregate of 100,000 common shares in settlement of termination agreements [note 14 (d)].

One of the Company's subsidiaries entered into a lease with the Landlord for the rental of premises through March 2003. In June 2002, the subsidiary vacated the premises. The Landlord has made a demand of approximately $200,000 on the subsidiary for the payment of rentals through March 2003. The Company does not anticipate paying this amount and it intends to defend the demand made by the Landlord. The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim have been recorded during the period ended February 28, 2003.

On November 5, 2002, Hispacom Inc. filed an action to name the Company as a successor in interest to Financial Management Group LLC (FMG).  The acquisition of FMG by SoftCare was unwound in 2000.  The Company has taken legal council in this matter.  The outcome of this matter cannot be predicted at this time with certainty. Accordingly, no amounts with respect to this claim have been recorded during the period ended February 28, 2003.

SoftCare EC Inc.

Notes to Financial Statements

14.  INCOME TAXES

At May 31, 2002, for Canadian tax purposes, the Company has approximately $1,029,000 of un-deducted expenditures for tax purposes expiring through May 2005 relating primarily to share issue costs and approximately $9,764,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

Non-capital

     Losses

$

2003

328,000

2005

829,000

2006

412,000

2007

1,648,000

2008

3,363,000

2009

    3,184,000

    9,764,000

At May 31, 2002, the Company also has non-capital loss carry-forwards of approximately $2,155,000 which can be applied to reduce income earned in the United States which expire as follows:

$

2019

777,000

2020

1,211,000

2021

      167,000

   2,155,000

The ability of the Company to use the losses that expire prior to 2021 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of the Company's future tax values as of May 31 are as follows:

2002

2001

Non-capital loss carry-forwards

4,246,000

3,670,000

Share issue costs

375,000

775,000

Unused capital cost in excess of net book value

337,000

350,000

Other

        32,000

        40,000

Total future assets

4,990,000

4,835,000

Valuation allowance

  (4,990,000)

  (4,835,000)

Net future assets

            -

             -

SoftCare EC Inc.

Notes to Financial Statements

Note 14 (continued)

A reconciliation of the Company's effective income tax rate to the federal statutory rate follows:

2002

2001

$

$

Tax at statutory rate

(1,407,000)

(2,484,000)

Foreign tax rate differentials

13,000

109,000

Expenses not deductible for tax

5,000

506,000

Temporary difference for which no tax benefit has been recognized

1,536,000

2,092,000

Amortization of share issue costs for tax and accounting

   (147,000)

(153,000)

Other

             -

      (70,000)

             -

           -

15.  RELATED PARTY TRANSACTIONS

Directors and officers of the Company provide legal, accounting and advisory services to the Company.  During the three months ended February 28, 2003, the Company paid $31,926 [2002 - $410,255] for these services that were charged to general and administrative expenses.  At February 28, 2003, $32,393 [2002 - $41,600]  is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

16.  SEGMENTED INFORMATION

The Company operates in one business segment and substantially all of the Company's operations, assets and employees are located in Canada.  The following represents sales based on the location of the customer.

 Three months

Three months

ended

 ended

February 28,

February 28,

2003

2002

%

%

Canada

39

80

U.S.

            61

             20

17.

RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which as applied in these consolidated financial statements conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") except as follows.

SoftCare EC Inc.

Notes to Financial Statements

Note 17 (continued)

Consolidated statement of operations

	Three months ended February 28, 2003	Three months ended February 28, 2002
Net income (loss) in accordance with Canadian GAAP	(77,220)	(680,746)
Effects of accounting for compensation expense	-	-
Net income (loss) in accordance with U.S. GAAP	(77,220)	(680,746)
Income (loss) per share [i]	(0.003)	(0.04)
Weighted average number of common shares outstanding under U.S. GAAP	23,243,617	17,015,984
Pro-forma income (loss) per share	(0.003)	(0.04)
Pro-forma weighted average number of common shares outstanding under U.S. GAAP	32,021,725	19,091,324

The impact on the Consolidated Balance Sheet at February 28, 2003 of significant variations to U.S. GAAP is as follows:

Consolidated balance sheets

2003

2002

$

$

Additional paid in capital

720,730

657,030

Deficit

(16,140,430)

(13,186,689)

Canadian GAAP requires debt-like preferred shares and their dividends to be treated as long-term debt and interest expense respectively. Under Securities and Exchange Commission (SEC) rules, these shares are to be recorded as mezzanine debt and the dividend as a charge to retained earnings.

1.

ADJUSTMENT TO PRIOR YEAR EARNINGS

During the period the Company determined that certain maintenance booked in years prior to 2001 were in error as the parties invoiced had cancelled their usage of the Company’s software.  The accounts receivable related to these items were adjusted in the relevant period and opening retained earnings was adjusted to reflect the lower prior period sales.

BRITISH COLUMBIA SECURITIES COMMISSION

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of:

           Schedule A

    x      Schedule B & C

( place X in appropriate category )

ISSUER DETAILS

NAME OF ISSUER	SOFTCARE EC INC.
ISSUER'S ADDRESS	210 - 889 HARBOURSIDE DRIVE
NORTH VANCOUVER, B.C., V7P 3S1
ISSUER FAX NUMBER	604-983-8056
ISSUERS TELEPHONE NUMBER	604-983-8083
CONTACT PERSON	JOHN A VERSFELT
CONTACT'S POSITION	CHIEF FINANCIAL OFFICER
CONTACT TELEPHONE NUMBER	604-983-8083
CONTACT EMAIL ADDRESS	info@SoftCare.com
WEB SITE ADDRESS	http://www.softcare.com/
FOR QUARTER ENDED	February 28, 2003
DATE OF REPORT	April 28, 2003

CERTIFIED

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“ MARTYN ARMSTRONG “

April 28, 2003

Director

Date Signed

“ JOHN A. VERSFELT “

April 28, 2003

Director

Date Signed

FORM 51-901F

SCHEDULE B:

SUPPLEMENTARY INFORMATION

See attached consolidated financial statements for the period ended February 28, 2003.

1.

Selling Expenses for the nine months ended February 28, 2003 include:

Advertising and Promotion

-

Entertainment

2,660

Software resale

7,449

General and administrative expenses for the nine months include:

Professional fees

181,427

Public relations fees

191,339

Office lease

  45,502

Travel and automobile

  35,419

Utilities, Insurance, Supplies and other

  56,535

2.

Related party Transactions

Directors and officers of the Company provide legal, accounting and advisory services to the Company.  During the three months ended February 28, 2003, the Company paid $31,926 [2002 - $410,255] for these services that were charged to general and administrative expenses.  At February 28, 2003, $32,393 [2002 - $41,600] is included in accounts payable and accrued liabilities.  All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed upon between the related parties.

3.

a) Summary of securities issued during the nine month period under review:

On July 26, 2002 the Company issued 3,250,000 units for gross cash proceeds of $325,000. Each unit consists of one common share and one-half of a non-transferable Share Purchase Warrant. Each whole Share Purchase Warrant entitles the holder to purchase one common share at an exercise price of $0.12 and is exercisable, at any time, within one year from the closing date of the financing.  Each common share issued is subject to a hold period and could not be traded until November 26, 2002.

As a result of various employee terminations during the year ended May 31, 2002 and the period ended February 28, 2003, the Company is obliged to issue 100,000 shares to employees as part of the severance packages agreed with the terminated employees. The shares to be issued have been valued based on the market price of the shares on the date the employee was terminated.

b) Summary of options granted during the period under review:

On June 4, 2002, 190,000 share purchase options were granted to a consultant of the company.  The Options have an exercise price of $0.13 per share and expire on June 4, 2007.

4.

Summary of securities as at the end of the reporting period:

a.) Description of authorized capital

100,000,000 (2001-100,000,000) Common voting shares without par value

b.) summary of shares issued and outstanding

	Common Stock and Shares to be Issued
	Shares #	Amount $
Balance, May 31, 2001	16,989,728	15,710,538
Share Issued on exercise of special Warrants	138,889	100,000
Shares issued on exercise of Special Warrants	1,000,000	120,000
Units issued in private placement	650,000	175,500
Shares issued on exercise of Share Purchase Warrants	15,000	2,400
Shares to be issued for employees terminated	90,000	13,500
Units issued in private placement	1,200,000	132,000
Balance, May 31, 2002	20,083,617	16,253,938
Units issued in private placement	3,250,000	325,000
Balance, August 31, 2002	23,333,617	16,578,938
Shares to be issued for employees terminated	10,000	1,000
Balance, November 30, 2002	23,343,617	16,579,938
Balance, February 28, 2003	23,343,617	16,579,938

c.) Description of options, warrants and convertible securities outstanding:  including the number of amount, exercise or conversion price and expiry date.

As at February 28, 2003, the Company had the following stock options outstanding:

Exercise price $	Outstanding #	Weighted Average remaining contractual life Years	Options vested and exercisable #
0.41	40,000	4.12	40,000
0.40	1,073,108	2.12	977,703
0.35	85,000	4.05	-
0.16	275,000	3.88	275,000
0.15	40,000	4.43	40,000
0.13	190,000	4.51	190,000
0.10	350,000	3.85	350,000
	2,053,108		1,872,703

At February 28, 2003 the Company had share purchase warrants outstanding as follows:

Number of Warrants

Exercise price

Expiration date

   650,000

$0.35

January 7, 2004

1,200,000

$0.13

May 16, 2004

1,625,000

$0.12

July 26,2003

3,250,000

$0.12

September 9, 2003

6,725,000

During the quarter ended February 28, 2003, 138,889 warrants expired unexercised.

d) Number of Shares in escrow or subject to a pooling agreement

Securities subject to pooling agreements with respect to the SESB trust and the employee profit sharing plan are 774,200 common shares that are restricted until certain revenue targets are met or exceeded.  See note 14 of the financial statements.

5.

Directors and officers, April 28, 2003

Martyn Armstrong

President and Director

John A Versfelt

Chief Financial Officer and Corporate Secretary

Randall Pierson

Director

Roy Trivett

Director

Schedule C: Management Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition, changes in financial condition and results of operations of SoftCare EC Inc. (formerly SoftCare EC.Com Inc.) and its subsidiaries SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.), SCEC Holdings, SCC Holdings and SoftCare Electronic Commerce (U.S.A.) Inc. for the three months ended February 28, 2003 and 2002. SoftCare EC.Com, Inc., its wholly owned subsidiary SoftCare Electronic Commerce Inc. and it's wholly owned subsidiaries SCC Holdings, SCEC Holdings and SoftCare Electronic Commerce (U.S.A.) Inc. are collectively referred to as "SoftCare". The discussion should be read in conjunction with the financial statements of SoftCare and related notes included therein.

Overview

SoftCare is a provider of business-to-business electronic commerce platforms.  SoftCare has a strong history in the provision of software, which enables business-to-business electronic commerce. The operating company, SoftCare EC Solutions Inc. (formerly SoftCare Electronic Commerce Inc.) was founded in 1990 and developed software to facilitate business-to-business electronic exchange of documents. SoftCare's first product, Tradelink, has been recognized as a leader in the electronic data interchange ("EDI") market. In the late 1990's management recognized the potential for the expansion of business-to-business transactions through the use of the internet. As a result the company embarked on the development of an internet based business-to-business electronic commerce platform in 1997. Since that time the company's new Open E|C business-to-business electronic commerce platform has been under continuous development, this involves conducting research and developing the initial and subsequent versions of the Open E|C platform. In June of 1999, the first version of Open E|C was installed and SoftCare began selling the Open E|C platform and related services. SoftCare currently markets both Open E|C and Tradelink primarily in the United States and Canada.

SoftCare's primary focus remains the business-to-business electronic exchange of documents. In this respect Tradelink remains an important component of the company's sales and has been enhanced through a relationship with IPNet of California. SoftCare continues to enhance Tradelink in order to drive its acceptance in the EDI market place.

SoftCare has developed and continues to develop certain applications to support its Open|EC Platform.  While SoftCare may develop these applications, there can be no assurance that such products, once completed, will meet customer requirements, overall market requirements, or that the products will perform in a satisfactory manner.

Financial Position

As at February 28, 2003 and 2002 and as at May 31, 2002:

As of February 28, 2003, SoftCare had $23,515 in cash and cash equivalents compared with $299,738 as of May 31, 2002.  SoftCare's working capital at February 28, 2003 was ($251,622) compared with working capital of $107,204 as at May 31, 2002. Short-term investments at February 28, 2003 were NIL, and $535,075 at May 31, 2,002.  Capital assets, which represents net book value of computer and testing equipment, computer software, office equipment, office furniture, display booths and leasehold improvements were $144,755 at February 28, 2003 compared with $172,255 as at May 31, 2,002. As the Company’s expenses continue to exceed revenues the company’s net current assets discussed above decreased by $358,826 in the nine months ended February 28, 2003.

Results of Operations

SoftCare generates revenue through software sales, consulting services, training services and maintenance fees.  Product sales were derived through two alternative fee structures: licensing fees and software royalties.   Service and maintenance contracts are generally entered into at the time a product sale is completed.

Three months Ended February, 2003 and 2002

Revenue for the three months ended February 28, 2003 was $170,701, compared with $131,262 for the three months ended February 28, 2002.  The increase in revenue is primarily due to a renewed focus on marketing the Company’s Tradelink software rather than splitting efforts by attempting to market Open/EC simultaneously.  Subsequent to the quarter end on of the Company’s major customers sought bankruptcy protection.  The impact of this action on the Company’s future earnings cannot be determined at this time.  This customer had a receivables balance with the Company of $74,581 as at February 28, 2003.

SoftCare has found that the North American market for business-to-business electronic commerce platforms and services is changing rapidly but that significant real opportunities, which may produce significant revenues, are still at an early stage of development. SoftCare's ultimate success depends upon substantial organizations buying and implementing its software products and related services. The implementation of these software products by these organizations is complex, time consuming and expensive. It also requires that these organizations change established business practices and conduct business in new ways. SoftCare's ability to attract customers requires a significant amount of consultation and collaboration with the potential customers during the sales process. These factors lead to long closing cycles but generally result in stable long-term relationships, which produce recurring revenue streams for the company.

Salaries and wages for the three months ended February 28, 2003 were $131,232 compared with $342,927 for the three months ended February 28, 2002. The decrease represents the continuing affects of a cost cutting program by management in 2002/2003.

There was $1,000 of stock based compensation in the three months ended February 28, 2003. For the three months ended February 28, 2002 stock based compensation was nil.

Selling expenses for the three months ended February 28, 2003 were $1,610 compared with $7,984 for the three months ended February 28, 2002, demonstrating an overall reduction in SoftCare's selling and marketing costs. The decrease reflects SoftCare's reduced sales efforts for its initial Open E|C product set.

General and administrative expenses for the three months ended February 28, 2003 were $94,880 compared with $494,757 for the three months ended February 28, 2002. The decrease in comparison to the same quarter in 2002 was primarily due to the decreased cost of travel, professional fees and premises costs resulting from the contraction of operations.

Depreciation and amortization expenses for the three months ended February 28, 2003 were $11,537 compared with $28,314 for the three months ended February 28, 2002.  The decrease of this expense reflects a slow down in SoftCare's program of continuous upgrading of its computer hardware, software, related equipment and leasehold improvements, which is consistent with the cost cutting program carried out by management in 2002.

Liquidity and Capital Resources

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

To date the company has incurred significant losses both for the current year to date and the previous fiscal years. In addition, the Company has accumulated a significant deficit. These losses and the deficit have been funded primarily by the issuance of equity.

SoftCare’s continuation as a going concern is uncertain and is dependant upon its ability to achieve profitable operations and upon the continued financial support of its shareholders, option holders and warrant holders or upon its ability to obtain additional financing or new equity. It’s ability to achieve profitability and positive cash flows from operations will depend on numerous factors. These factors include its ability to attract strategic, corporate partners for the development, marketing, distribution and sale of its software products, the progress of its research and development programs and its ability to protect its proprietary rights over the product names and trademarks. The outcome of these matters cannot be predicted at this time. The consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. To date SoftCare has been able to achieve certain milestones in its efforts to combat these dependant factors including the registration of its trademark Open|EC, continued innovation from research and development and building contacts and alliances with potential strategic corporate partners.

As of February 28, 2003, SoftCare had $23,515 in cash and cash equivalents. This, including other current assets, brought SoftCare's total working capital to ($251,622). SoftCare also has the potential to raise future capital through the exercise of warrants and stock options. However, there is no assurance that the exercise of warrants will occur or that employees, directors or agents will exercise their stock options.

April 29, 2003

B.C. Securities Commission

Executive Director

701 West Georgia Street, 9th Floor

Vancouver, B.C.

V7Y 1L2

Dear Sirs:

RE: SOFTCARE EC.COM INC

       MAILING ON APRIL 29, 2003

       INTERIM FINANCIAL STATEMENTS

       FOR THE THIRD QUARTER ENDING FEBRUARY 28, 2003

We confirm that on the above date, the financial statements were forwarded by prepaid first class mail to all the persons on the Supplementary Mailing List forwarded by your office.

Yours truly,

“ John Versfelt”

John Versfelt

Chief Financial Officer

cc: Pacific Corporate Trust

cc: Campney & Murphy

cc: Canadian Venture Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SoftCare EC Inc. -- SEC File No. 0-30610

(Registrant)

Date: April 29, 2003     By

/s/ John Versfelt

John Versfelt, Chief Financial Officer